Mail Stop 3561

								January 10, 2006

Michael S. Zuckert
General Counsel, Finance and Capital Markets
Citigroup Inc.
425 Park Avenue
New York, NY 10043

      Re:	Citicorp Mortgage Securities, Inc.
		Registration Statement on Form S-3
		Filed December 15, 2005
		File No. 333-130333

Dear Mr. Zuckert:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.
2. Please include a separately captioned section to briefly describe any legal proceedings pending against the sponsor, seller, depositor, trustee, issuing entity, servicer, or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 or
Regulation AB.

3. Please confirm that the depositor or issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
4. Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b) or that finalized agreements will be filed prior to or simultaneously with the final prospectus.
5. Please provide us with a copy of your pooling and servicing agreement marked to show the changes you have made in response to Regulation AB.
6. We note that your base prospectus indicates that the trusts may include mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. However, your prospectus supplement does not contemplate an offering of securities backed by a pool of other securities. Rather, it appears to contemplate the securitization of residential mortgages. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Prospectus Supplement

Summary Information, page 4
7. Please provide a brief summary of events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. For example, we note from your disclosure on page 43 that once any bankruptcy loss limit or the subordination depletion date is reached, principal allocations to the classes will be reduced by the principal portion of any debt service reductions. Please revise accordingly or advise.

8. While we note your discussions regarding distribution priorities and loss allocations, we encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Clean-Up Call, page 7
9. It appears from your disclosure on page 54 that this sentence relates to an optional redemption feature. Please expand your summary disclosure to better explain the terms of this feature instead of merely indicating that a "clean-up call" is permitted when the principal balance is less than 10% of the principal balance as of the cut-off date.

The Insurer, page 14
10. Please confirm that this section will include all information required by Item 1114(b) of Regulation AB.

Series Structure, page 32
Classes of Securities, page 34
11. We note that only certificates rated as investment grade by a nationally recognized rating agency are offered by the prospectus. Please describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Base Prospectus

Allocations
Interest Allocations, page 40
12. We note that some classes may be LIBOR or inverse LIBOR classes.
Please confirm that LIBOR is the only index on which interest may be based or expand your disclosure in the base prospectus to include any other indices on which interest may be based.

Use of Proceeds, page 104
13. We note your disclosure that CMSI will use the net proceeds from the sale of certificates to purchase mortgage loans and "for other general corporate purposes," which may include the repayment of indebtedness to Citigroup, its affiliates or unaffiliated parties. Please expand the disclosure in your prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Additionally, separately identify the type and amount of expenses paid to each transaction party or affiliate. Refer to Item 1107(j) of Regulation AB.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3454 if you have any questions.


								Sincerely,



								Sara D. Kalin
								Branch Chief-Legal


Citicorp Mortgage Securities, Inc.
January 10, 2006
Page 1